Contact

www.linkedin.com/in/phil-graves-1b993515 (LinkedIn)
meati.com/ (Company)

Top Skills

Business Valuation
Mergers & Acquisitions
Financial Modeling

Certifications

Certified Public Accountant
Chartered Financial Analyst (CFA)

Honors-Awards

Texas A&M 12 Under 12 Young Alumni Spotlight
Global Corporate Venturing Top 100 Fund Manager (multiple years)
Mays Business School Rising Star Award
Eagle Scout

Phil Graves

CFO, EverDriven
Boulder, Colorado, United States

Summary

Phil Graves is the Chief Financial Officer of EverDriven, a national leader in alternative student transportation, where he is driving data-informed growth, technology modernization, and disciplined capital allocation to scale impact in K–12 mobility.

Prior to EverDriven, Phil was the CEO and CFO of Meati, a pioneering mycelium-based alternative protein company. He also served as CEO and CFO of Wild Idea Buffalo Co. and as VP at Patagonia, where he led strategic finance, corporate development, the venture capital fund Tin Shed Ventures, and built the resale business Worn Wear. His experience includes C-level roles at Bass Pro Shops–Cabela's and board positions with Bureo, Mango Materials, LIVSN, and the Regenerative Organic Certified food label.

With a decade of financial advisory experience at Deloitte and PwC, Phil is a CFA, CPA, and an honors graduate of Texas A&M University (BBA in Accounting, MS in Finance). He has been recognized as a Global Corporate Venturing Powerlist 100 Fund Manager and continues to champion sustainable innovation across sectors, from food systems to education infrastructure.

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Experience

EverDriven
Chief Financial Officer
July 2025 - Present (3 months)
Denver, Colorado, United States

meati™
1 year 6 months

Chief Executive Officer
February 2024 - July 2025 (1 year 6 months)
Boulder, Colorado, United States

Chief Financial Officer
February 2024 - July 2025 (1 year 6 months)

Member Board of Directors
February 2024 - July 2025 (1 year 6 months)

Wild Idea Buffalo Company
Chief Executive Officer
December 2021 - February 2024 (2 years 3 months)

Wild Idea Buffalo Company was founded in 1997 by Dan O'Brien, an endangered species biologist. The company's mission is to regenerate the prairie grasslands, while improving our environment and our food supply by bringing back the buffalo. The multi-generational family business offers 100% grass-fed, grass-finished, and humanely field harvested buffalo meat and leather goods.

Bass Pro Shops
Chief Sustainability Officer & Foundation President
January 2021 - December 2021 (1 year)
Springfield, Missouri, United States

Senior leadership team member of world's largest outdoor retailer

Patagonia
7 years

VP, Corporate Development
February 2014 - January 2021 (7 years)
Ventura, CA

Senior leadership team member who founded and oversaw the Tin Shed Ventures corporate VC unit, Worn Wear resale division, and Regenerative Organic Certification

Founder, Tin Shed Ventures
February 2014 - January 2021 (7 years)

Patagonia's corporate venture capital fund that's invested in more than a dozen environmentally and socially responsible start-up companies

Mango Materials
Board Member
July 2019 - December 2020 (1 year 6 months)

Captures waste methane and produces biodegradable plastics

Bureo Inc
Board Member
July 2019 - December 2020 (1 year 6 months)

Recycles end-of-life fishing nets into durable, valuable products

Regenerative Organic Alliance
Board Member
January 2019 - December 2020 (2 years)

University of California, Berkeley, Haas School of Business
Board Member
February 2016 - December 2020 (4 years 11 months)

Center for Responsible Business: Advised MBA students and fellow executives on creating a more equitable, inclusive, and sustainable society.

Deloitte
Senior Manager Advisory Services
December 2005 - February 2014 (8 years 3 months)
San Francisco Bay Area

World's largest and most trusted professional services network

Provided financial advisory services to large and mid-sized businesses

Prepared valuation studies and provided financial consultancy services to clients for strategic decision-making, mergers and acquisitions, restructuring and reorganization, financing, gift and estate tax planning, litigation support, and financial reporting and tax compliance

Assisted corporate development teams and private equity investors with valuation and related matters in the context of business acquisitions and investments

Notable clients include Nike, Walmart, Southwest Airlines, KKR, TPG, and SunPower

Promoted three times and, as a top performer, was asked by National Office to transfer and help the struggling Bay Area practice—where the team ultimately tripled revenue in less than three years

PricewaterhouseCoopers

Associate—Financial Advisory Services
August 2004 - December 2005 (1 year 5 months)

Second-largest professional services network in the world

Assisted clients and their counsel in responding to crisis and critical business issues arising from litigation, regulatory actions, or corporate investigations

Performed financial modeling and audit engagements

Education

Texas A&M University
Master of Science - MS, Finance · (August 2003 - August 2004)

Texas A&M University
Bachelor of Business Administration - BBA, Accounting, magna cum laude · (August 2000 - August 2003)